UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT
Pursuant Regulation A of the Securities Act of 1933

July 13, 2021
(Date of Report (Date of earliest event reported))

Jamestown Invest 1, LLC
(Exact name of issuer as specified in its charter)

Delaware	83-1529368
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

675 Ponce de Leon Ave NE, 7th Floor, Atlanta, GA	30308
(Address of principal executive offices)	(ZIP Code)

(404) 490-4950
(Issuer’s telephone number, including area code)

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.
Net Asset Value (NAV) Per Share
On July 8, 2021, the Investment Committee of our Manager approved a NAV per share of our common shares of $10.35 as of June 30, 2021. The purchase price of our common shares will be adjusted to $10.35 per share, beginning on the date of this announcement (July 13, 2021) and will be effective until updated by us on September 30, 2021, or within a commercially reasonable time thereafter, unless updated by us prior to that time. Investors will pay the most recent publicly announced offering price as of the date of their subscription.
NAV per share is calculated by taking the total value of our assets less the total value of our liabilities, divided by the number of shares outstanding as of June 30, 2021. Our NAV per share is calculated by our internal valuation process that reflects several components, as described in our Offering Circular “Description of our Common Shares—Valuation Policies.”
Our NAV per share increased by $0.01 over the prior quarter, primarily driven by changes in our real estate valuation of our investment in Southern Dairies.
(a)Real Estate Valuation - The current quarter valuation of Southern Dairies of $38.1 million reflects a $500,000 or 1.3% increase in the asset's gross value compared to the prior quarter valuation of $37.6 million.1
(b)Debt Valuation - The majority of our mortgage loan on Southern Dairies bears a fixed interest rate of 2.683% for the 5-year term.2,3 When market interest rates fall during a given quarter, our debt valuation has a negative impact on our NAV. When market rates rise in a given quarter, our debt valuation has a positive impact on our NAV. As a result of declining market rates, our debt valuation had an approximate $5,700 negative impact on our NAV compared to the quarter ended March 31, 2021.
Incorporating all applicable components of our NAV resulted in a $10.35 NAV per share, an increase of $0.01 per share compared with the prior quarter. As described in our Offering Circular, our purchase price per share is equal to the greater of (i) $10.00 or (ii) NAV per share as most recently announced as of the date of subscription. Accordingly, our purchase price will adjust to $10.35 per share as of July 13, 2021.
Status of Our Public Offering
As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “public offering”) of $50,000,000 in our common shares on November 27, 2019. Prior to commencing our public offering, we had raised $5,501,000 through a private placement.
As of June 30, 2021, we had raised public offering proceeds of $3,966,510 and had issued 395,643 shares of our common shares in the public offering. In total, we have raised $9,467,510 in offering proceeds and issued 945,743 shares of our common shares through both the private placement and the public offering.
The public offering is expected to terminate on the earlier of 180 days after the third anniversary of the initial qualification date or the date on which the maximum offering amount has been raised; provided, however, that our Manager may terminate the public offering at an earlier time.

1 Shown at 100% property level. Jamestown Invest 1 owns a 51% interest in the property.
2 Our total outstanding principal balance of debt is $22,212,130 (100% property level), or $11,328,186 at our 51% ownership share as of June 30, 2021. Accordingly, our portfolio leverage ratio is 51.9% as of June 30, 2021 (calculated as our share of outstanding debt of $11,328,186 divided by our share of gross asset value of $21,822,112).
3 Of the total $22,212,130 debt balance (100% share), $21,240,000 bears an all-in interest rate of 2.683% fixed by an interest rate swap, and $972,130 bears floating rate interest at 30-day LIBOR plus 1.55%. Accordingly, the total weighted average interest rate was 2.64% based on rates as of June 30, 2021.

Asset Management Update - Southern Dairies @ Ponce City Market
Leasing Updates
As of June 30, 2021, the property was 74% leased to ten tenants with a weighted average remaining lease term of 4.2 years. During the quarter ended June 30, 2021, the property executed two strategic relocations and extensions with existing tenants (totaling over 20,000 square feet). These relocations allowed us to assemble a 25,000 square foot block of contiguous space within Building A, which is being marketed to large format, creditworthy tenants. The space has been well received in the leasing market, and we are seeing an increase in prospective tenant tour activity across the property. If we are successful in leasing Building A to a single user, the property’s leased occupancy would increase from 74% to 92%.
Re-Opening & Collections
The property continues to collect rents at a strong level, with rent collections of 100% continuing in the second quarter of 2021. Our asset management teams have worked closely with tenants impacted by the COVID-19 pandemic and related market uncertainties to understand their needs and are assisting all tenants in ongoing operational procedures. As of June 30, 2021, all ten tenants in occupancy had employees working in their space at the property.
Parking Upgrades
As neighborhood traffic continues to increase with the popularity of adjacent amenities such as Ponce City Market, the Eastside Beltline Trail and Historic Fourth Ward Park, monthly parking revenues have increased approximately 200% above what was achieved during the winter months to generate a total of approximately $34,000 year to date as of June 2021. Jamestown implemented parking upgrades allowing for increased revenue in June 2020 at total cost of approximately $200,000. The paid parking program is an example of Jamestown’s ability to create value with active management of the property.
Tenant Events & Property Activations
In the quarter ended June 30, 2021, two tenants hosted events for their employees and clients at the property including an outdoor movie partnering with Ponce City Market food tenants to cater the gathering and a food truck event featuring local food and beverage operators. Jamestown’s property management team worked with the tenants to organize and execute these well-attended events.
Southern Dairies Joint Venture
Our sponsor Jamestown, LP remains the non-controlling owner in JT Invest 1 Dairies, LLC and is currently seeking to sell its 49% membership interest. Jamestown, LP maintains a sponsor co-investment of 200,000 shares in Jamestown Invest 1, LLC, which owns the 51% controlling position in the joint venture.

SIGNATURES
Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jamestown Invest 1, LLC
By:	/s/ Matt Bronfman
Name:	Matt Bronfman
Title:	Chief Executive Officer

Date:	7/13/2021

Safe Harbor Statement
This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (I) national, international, regional and local economic and political climates, (II) changes in global financial markets and interest rates, (III) increased or unanticipated competition for our properties, (IV) risks associated with acquisitions, dispositions and development of properties, (V) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (VI) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (VII) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (VIII) environmental uncertainties, including risks of natural disasters, and (IX) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated September 10, 2020 and filed by us with the Securities and Exchange Commission (the “Commission”) on September 10, 2020 (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
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